UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 28)*

                       American Real Estate Partners, L.P.
                                (Name of Issuer)

             Depositary Units Representing Limited Partner Interests
                         (Title of Class of Securities)

                                   029169 10 9
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 8, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box //.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     High Coast Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  /x/
     (b)  / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     34,359,836

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     34,359,836

10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     34,359,836

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     48.75%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Little Meadow Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  /x/
     (b)  / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     34,359,836

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     34,359,836

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     34,359,836

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     48.75%

14 TYPE OF REPORTING PERSON*
     CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  /x/
     (b)  / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     5,537,000

8  SHARED VOTING POWER
     413,793

9  SOLE DISPOSITIVE POWER
     5,537,000

10 SHARED DISPOSITIVE POWER
     413,793

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,950,793

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.44%

14 TYPE OF REPORTING PERSON*
     CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Gascon Partners

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  /x/
     (b)  / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     11,892,167

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     11,892,167

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,892,167

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.87%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Cigas Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  /x/
     (b)  / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     11,892,167

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     11,892,167

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,892,167

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.87%

14 TYPE OF REPORTING PERSON*
     CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Astral Gas Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  /x/
     (b)  / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     11,892,167

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     11,892,167

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,892,167

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.87%

14 TYPE OF REPORTING PERSON*
     CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Unicorn Associates Corporation

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  /x/
     (b)  / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     11,892,167

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     11,892,167

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,892,167

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.87%

14 TYPE OF REPORTING PERSON*
     CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     ACF Industries Holding Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  /x/
     (b)  / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     11,892,167

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     11,892,167

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,892,167

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.87%

14 TYPE OF REPORTING PERSON*
     CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Highcrest Investors Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  /x/
     (b)  / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     3,452,586

8  SHARED VOTING POWER
     11,892,167

9  SOLE DISPOSITIVE POWER
     3,452,586

10 SHARED DISPOSITIVE POWER
     11,892,167

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,344,753

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.77%

14 TYPE OF REPORTING PERSON*
     CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Buffalo Investors Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  /x/
     (b)  / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     15,344,753

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     15,344,753

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,344,753

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.77%

14 TYPE OF REPORTING PERSON*
     CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Starfire Holding Corporation

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  /x/
     (b)  / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     15,344,753

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     15,344,753

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,344,753

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.77%

14 TYPE OF REPORTING PERSON*
     CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Cyprus, LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  /x/
     (b)  / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     413,793

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     413,793

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     413,793

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.59%

14 TYPE OF REPORTING PERSON*
     OO

                                  SCHEDULE 13D

CUSIP No.  029169 10 9

1  NAME OF REPORTING PERSON
     Icahn Management LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     3,410,441

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     3,410,441

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,410,441

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.84%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     CCI Manager LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  /x/
     (b)  / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     3,410,441

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     3,410,441

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,410,441

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.84%

14 TYPE OF REPORTING PERSON*
     OO

                                  SCHEDULE 13D

CUSIP No.  029169 10 9

1  NAME OF REPORTING PERSON
     CCI Offshore Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     a) / /
     b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     3,706,723

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     3,706,723

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,706,723

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.26%

14 TYPE OF REPORTING PERSON*
     CO

                                  SCHEDULE 13D

CUSIP No.  029169 10 9

1  NAME OF REPORTING PERSON
     CCI Onshore Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     1,515,515

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     1,515,515

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,515,515

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.15%

14 TYPE OF REPORTING PERSON*
     CO

                                  SCHEDULE 13D


CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  /x/
     (b)  / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      /X/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     64,288,061

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     64,288,061

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     64,288,061

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     91.20%

14 TYPE OF REPORTING PERSON*
     IN

                         SCHEDULE 13D - AMENDMENT NO. 28

Item 1. Security and Issuer

     The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990 (the "Initial 13D"), as previously amended, is hereby further amended to furnish the additional information set forth in this Amendment No. 28 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D, as amended. This filing relates to the depositary units of the Issuer, American Real Estate Partners, L.P., a Delaware Limited Partnership (the "Depositary Units"). The address of the principal executive office of the Issuer is 100 South Bedford Road, Mt. Kisco, New York 10549.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 of the Initial 13D is hereby amended by the addition of the following:

     The following additional parties shall be included within the definition of the term "Reporting Persons": Icahn Management LP, a Delaware limited partnership ("Icahn Management"); CCI Manager LLC, a Delaware limited liability company ("CCI Manager"); CCI Onshore Corp., a Delaware corporation ("CCI Onshore"); and CCI Offshore Corp., a Delaware corporation ("CCI Offshore").

     The principal business address of each of Icahn Management, CCI Manager, CCI Onshore and CCI Offshore is 445 Hamilton Avenue, Suite 1210, White Plains, NY 10601.

     Carl C. Icahn is the managing member of CCI Manager, which is the general partner of Icahn Management. Each of CCI Onshore and CCI Offshore is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the additional Reporting Persons.

     Each of CCI Manager, Icahn Management, CCI Onshore and CCI Offshore is primarily engaged in the business of holding securities.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the additional Reporting Persons are set forth in Schedule A attached hereto.

     None of the additional Reporting Persons nor any manager or executive officer of the additional Reporting Persons, has, during the past five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 of the Initial 13D, as amended, is hereby amended by the addition of the following:

     On August 8, 2007, CCI Onshore, CCI Offshore, Icahn Management and Carl C. Icahn entered into a Contribution and Exchange Agreement (the "Agreement") with the Issuer, pursuant to which, among other things, (i) CCI Onshore, CCI Offshore and Icahn Management contributed to the Issuer the general partnership interests in the management company and general partners (the "Fund Management Entities") of certain private investment funds managed by affiliates of Mr. Icahn (the "Funds"), in consideration for which (ii) the Issuer issued an aggregate of 8,632,679 Depositary Units to CCI Onshore, CCI Offshore and Icahn Management. In addition, CCI Onshore, CCI Offshore and Icahn Management will be entitled to receive certain contingent earn-out payments to be made in additional Depositary Units over a five-year period based on the Issuer achieving specified net after-tax earnings from the Fund Management Entities. A copy of the Agreement is filed herewith as an exhibit and incorporated herein by reference.

     In connection with the transactions contemplated by the Agreement: (i) Carl
C. Icahn entered into a 5-year employment agreement to serve as Chairman of the Issuer and Chief Executive Officer of the Fund Management Entities (the "Employment Agreement"); (ii) the Issuer and Mr. Icahn entered into a non-compete agreement (the "Non-Competition Agreement"), pursuant to which, among other things, Mr. Icahn agreed, for a period of ten years, not to engage in any other business that generates at least 25% of its revenue or income from investment management activities; and (iii) the Registration Rights Agreement dated as of June 30, 2005, among the Issuer and certain other parties, was amended (the "Amendment") to provide certain registration rights with respect to all Depositary Units held by Icahn Management, CCI Onshore, CCI Offshore and any other affiliates of the foregoing who currently hold or hereafter acquire Depositary Units. Copies of the Employment Agreement, the Non-Competition Agreement, and the Amendment are filed herewith as exhibits and incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated as follows:

     (a) After taking the transactions described in Item 4 into account, the Reporting Persons may be deemed to beneficially own, in the aggregate, 64,288,061 Depositary Units, representing approximately 91.20% of the Issuer's outstanding Depositary Units, and 10,304,013 Preferred Units, representing approximately 86.5% of the Issuer's outstanding Preferred Units (based upon: (i) the 61,856,831 Depositary Units and 11,907,073 Preferred Units stated to be outstanding as of August 8, 2007 by the Issuer in the Issuer's Form 10-Q filing filed with the Securities and Exchange Commission on August 9, 2007; and (ii) the 8,632,679 Depositary Units issued to certain of the Reporting Persons in connection with the transactions described in Item 4).

     (b) High Coast has sole voting power and sole dispositive power with respect to 34,359,836 Depositary Units, representing approximately 48.75% of the Issuer's outstanding Depositary Units. Little Meadow (as the general partner of High Coast) may be deemed to indirectly beneficially own the Depositary Units which High Coast directly beneficially owns. Little Meadow disclaims beneficial ownership of the Depositary Units for all other purposes.

     Barberry has sole voting power and sole dispositive power with respect to 5,537,000 Depositary Units, representing approximately 7.86% of the Issuer's outstanding Depositary Units.

     Gascon has sole voting power and sole dispositive power with respect to 11,892,167 Depositary Units, representing approximately 16.87% of the Issuer's outstanding Depositary Units. Each of Cigas (as a partner of Gascon), Astral (as a partner of Gascon), Unicorn (as the sole shareholder of Astral), ACF Holding (as the sole shareholder of Unicorn), Highcrest (as the sole shareholder of ACF Holding), Buffalo (as the sole shareholder of Highcrest), and Starfire (as the sole shareholder of Buffalo) may be deemed to indirectly beneficially own the Depositary Units which Gascon directly beneficially owns. Each of Cigas, Astral, Unicorn, ACF Holding, Highcrest, Buffalo and Starfire disclaims beneficial ownership of the Depositary Units for all other purposes.

     Cyprus has sole voting power and sole dispositive power with respect to 413,793 Depositary Units, representing approximately 0.59% of the Issuer's outstanding Depositary Units. Barberry (as the managing member of Cyprus) may be deemed to indirectly beneficially own the Depositary Units which Cyprus directly beneficially owns. Barberry disclaims beneficial ownership of the Depositary Units for all other purposes.

     Highcrest has sole voting power and sole dispositive power with respect to 3,452,586 Depositary Units, representing approximately 4.90% of the Issuer's outstanding Depositary Units. Each of Buffalo (as the sole shareholder of Highcrest) and Starfire (as the sole shareholder of Buffalo) may be deemed to indirectly beneficially own the Depositary Units which Highcrest directly beneficially owns. Each of Buffalo and Starfire disclaims beneficial ownership of the Depositary Units for all other purposes.

     Icahn Management has sole voting power and sole dispositive power with respect to 3,410,441 Depositary Units, representing approximately 4.84% of the Issuer's outstanding Depositary Units. CCI Manager (as the general partner of Icahn Management) may be deemed to indirectly beneficially own the Depositary Units which Icahn Management directly beneficially owns. CCI Manager disclaims beneficial ownership of the Depositary Units for all other purposes.

     CCI Onshore has sole voting power and sole dispositive power with respect to 1,515,515 Depositary Units, representing approximately 2.15% of the Issuer's outstanding Depositary Units.

     CCI Offshore has sole voting power and sole dispositive power with respect to 3,706,723 Depositary Units, representing approximately 5.26% of the Issuer's outstanding Depositary Units.

     Carl C. Icahn may be deemed to indirectly beneficially own the Depositary Units which High Coast, Barberry, Gascon, Cyprus, Highcrest, Icahn Management, CCI Onshore and CCI Offshore directly beneficially own. Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

     (c) Other than as described in Item 4, no transactions with respect to Depositary Units have been effected during the past sixty (60) days by any of the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth above in Item 4 is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1.   Contribution  and  Exchange  Agreement  (incorporated  by reference to
          Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q (SEC File No. 1-9516), filed on August 9, 2007).

     2. Employment Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q (SEC File No. 1-9516), filed on August 9, 2007).

     3. Non-Competition Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Quarterly Report on Form 10-Q (SEC File No. 1-9516), filed on August 9, 2007).

     4. Amendment to Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's Quarterly Report on Form 10-Q (SEC File No. 1-9516), filed on August 9, 2007).

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in American Real Estate Partners, L.P., a Delaware limited partnership, is true, complete and correct.

Dated: August 9, 2007


HIGH COAST LIMITED PARTNERSHIP
  By:  Little Meadow Corp.
  Its: General Partner

    By:  /s/ Edward E. Mattner
         ---------------------
         Name:  Edward E. Mattner
         Title: Authorized Signatory


LITTLE MEADOW CORP.

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


BARBERRY CORP.

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


GASCON PARTNERS
  By:  Cigas Corp.
  Its: Partner

    By:  /s/ Edward E. Mattner
         ---------------------
         Name:  Edward E. Mattner
         Title: President

  By:  Astral Gas Corp.
  Its: Partner

    By:  /s/ Edward E. Mattner
         ---------------------
         Name: Edward E. Mattner
         Title: President


CIGAS CORP.

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: President


ASTRAL GAS CORP.

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: President


UNICORN ASSOCIATES CORPORATION

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: President and Treasurer

ACF INDUSTRIES HOLDING CORP.

  By:  /s/ Keith Cozza
       ---------------
       Name: Keith Cozza
       Title: Vice President


HIGHCREST INVESTORS CORP.

  By:  /s/ Keith Cozza
       ---------------
       Name: Keith Cozza
       Title: Vice President


BUFFALO INVESTORS CORP.

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: President and Treasurer


STARFIRE HOLDING CORPORATION

  By:  /s/ Keith Cozza
       ---------------
       Name: Keith Cozza
       Title: Authorized Signatory


CYPRUS LLC
  By:  Barberry Corp
  Its: Managing Member

    By:  /s/ Edward E. Mattner
         ---------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory


ICAHN MANAGEMENT LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


CCI MANAGER LLC

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


ICAHN ONSHORE CORP.

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


CCI OFFSHORE CORP.

  By:  /s/ Edward E. Mattner
       ----------------------
       Name: Edward E. Mattner
       Title: Authorized Signatory


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



  [Signature Page for American Real Estate Partners, L.P. 13D Amendment No. 28]

                                   SCHEDULE A

      DIRECTORS AND EXECUTIVE OFFICERS OF THE ADDITIONAL REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the additional Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the additional Reporting Persons own any Shares.


ICAHN MANAGEMENT LP
Name                                Position
----                                --------
CCI Manager LLC                     General Partner


CCI MANAGER LLC
Name                                Position
----                                --------
Carl C. Icahn                       Managing Member


CCI ONSHORE CORP.
Name                                Position
----                                --------
Carl C. Icahn                       Director
Keith A. Meister                    President and Secretary
Vincent Intrieri                    Vice President and Treasurer
Jordan Bleznick                     Vice President-Taxes


CCI OFFSHORE CORP.
Name                                Position
----                                --------
Carl C. Icahn                       Director
Keith A. Meister                    President and Secretary
Vincent Intrieri                    Vice President and Treasurer
Jordan Bleznick                     Vice President-Taxes